UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-54049

CUSIP Number:  39260A 10 0

(Check One):  ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-SAR

For Period Ended:  September 30, 2014

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________

Read instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Green Automotive Company

Full Name of Registrant

Former Name if Applicable

5495 Wilson Street

Address of Principal Executive Office (Street and Number)

Riverside, California  92509

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☐

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In October 2014, the Company’s sole executive officer resigned and new executive officers were appointed.  As a result, data and other information regarding certain material operations of the Company, as well as its financial statements required for the filing, were not readily available and could not be made available without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Carter Read	(877)	449-8842
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes          ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☒  Yes          ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our financial results for the three and nine months ended September 30, 2014, will differ significantly from the same period of the prior year primarily due to: (i) the significant decrease in the price of our common stock during the three and nine months ended September 30, 2014 compared to the three and nine months ended September 30, 2013, led to a corresponding drop in the fair value of our derivative liabilities for the three and nine months ended September 30, 2014, and (ii) in August 2014, we arranged for the disposition of the assets of our subsidiaries organized and operated in the United Kingdom (U.K.) under the U.K. Insolvency Act of 1986.  The manufacturing and sale of buses during the nine months ended September 30, 2014 is expected to significantly increase our revenue, cost of goods sold and operating expenses, as well as change our net profit/loss for the periods ended September 30, 2014, compared to the same periods the year prior.  The disposition of our U.K. assets and operations during the three months ended September 30, 2014 is expected to decrease our expenses.  The exact impact of these changes will not be known until our financial statements for the three and nine months ended September 30, 2014 are completed.

Green Automotive Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2014	By:	/s/ Carter Read

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).